Corporate Universe, Inc.
2093 Philadelphia Pike #8334
Claymont, DE 19703

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Real Estate & Construction
Washington, DC 20549

November 10, 2021

Re:         Corporate Universe, Inc.
Amendment No. 2 to Registration Statement on Form 10-12G
Filed June 21, 2021
File No. 000-56271

We are in receipt of the Commission’s Comment Letter dated August 20, 2021, and hereby submit responses thereto for review:

Correspondence dated August 4, 2021
General

Comment 1. We have considered your response to comment 2. It appears that audited financial statements of Carbon Ion Energy Inc. and Oxicon Limited should have been included within the Form 10 prior to automatic effectiveness. As a result, please revise your Form 10 to include such financial statements.

Response 2. Originally the financials for Carbon Ion Energy, Inc and Oxicon Limited were not included in the Form 10 because the transaction could not reasonably be said to have been probable at that time. However, the Company believes that closing this transaction is now probable. The Form 10 has now been revised to include those financial statements.

Comment 2. We note your response to comment 3 and the statement that the mask business is "inactive and insolvent." Please revise the Form 10 to reflect the information in your response and to reconcile your response with the disclosure about Medicevo on pages 18, 21 and elsewhere.

Response 2. The Form 10 has been revised in response to this comment, using the same language present in the Company’s most recent 10-Q.

Sincerely,

 Corporate Universe, Inc.

/s/ Isaac H. Sutton

Isaac H. Sutton, Chairman and Chief Executive Officer